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6375 south Pecos road • Suite 217 • Las Vegas • Nevada • 89120

T: (702) 898-8388 · F: (702) 898-2988

May 23, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Larry Spirgel, Assistant Director

Re:

LitFunding Corp.

Form SB-2/A; Amendment No. 4

File No. 333-139234

Filed March 1, 2007

Dear Mr. Spirgel:

Following your discussion with Dennis Johnston, we have revised the above referenced registration statement to include our current, unaudited financial statements, for the period ended March 31, 2007. For your convenient reference, we have provided you with a “redlined” copy setting forth the changes.

Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (702) 898-8388, or contact our attorney, Dennis Johnston, by facsimile at (818) 827-0900, or by cell phone at (310) 666-2133. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Morton Reed

Morton Reed

Chief Executive Officer